SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission File No. 00-30747

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

FIRST PROFESSIONAL BANK 401(k) PLAN

Pacific Western National Bank 120 Wilshire Blvd. Santa Monica, California 90401

B.	NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

First Community Bancorp
6110 El Toro, P.O. Box 2388 Rancho Santa Fe, California 92067

FIRST PROFESSIONAL BANK 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

and

FINANCIAL STATEMENTS

with

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of

First Professional Bank 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of First Professional Bank 401(k) Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First Professional Bank 401(k) Plan as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan’s administrator. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Los Angeles, California

June 16, 2004

FIRST PROFESSIONAL BANK 401(k) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31,	2003	2002

INVESTMENTS
Pooled/Separate Accounts	$1,053,343	$922,593
Guaranteed Interest Account	165,561	149,432
First Community Bancorp Common Stock	384,786	311,856
	1,603,690	1,383,881

CONTRIBUTIONS RECEIVABLE
Participant	4,677	4,587
Employer	1,177	2,171
	5,854	6,758

LOANS TO PARTICIPANTS	40,898	45,995

NET ASSETS AVAILABLE FOR BENEFITS	$1,650,442	$1,436,634

The accompanying notes are an integral part of these financial statements.

FIRST PROFESSIONAL BANK  401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31,	2003	2002

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
INVESTMENT INCOME (LOSS)
Interest and other	$7,611	$9,339
Dividends	2,952	4,420
Net change in fair value of investments	230,566	(23,352)
	241,129	(9,593)
CONTRIBUTIONS
Participants	109,409	159,156
Employer	50,476	56,067
	159,885	215,223
Net additions	401,014	205,630

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	185,526	145,462
Administrative fees	1,680	1,123
Total deductions	187,206	146,585

NET CHANGE	213,808	59,045

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	1,436,634	1,377,589
End of year	$1,650,442	$1,436,634

The accompanying notes are an integral part of these financial statements.

FIRST PROFESSIONAL BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following description of First Professional Bank 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description.

Plan termination - On January 15, 2001 Professional Bancorp, Inc., the parent company of the Sponsor, merged into First Community Bancorp.  In connection with this merger, the common stock of Professional Bancorp, Inc. was exchanged for common stock of First Community Bancorp. Professional Bancorp, Inc. ceased to exist, and First Professional Bank became a wholly owned subsidiary of First Community Bancorp.  First Professional Bank, N.A. subsequently changed its name to Pacific Western National Bank.

The First Professional Bank 401(k) Plan is expected to be terminated on June 30, 2004, and merged into the First Community Bancorp 401(k) Plan. At the time of the termination and merger, participants in the Plan would become 100% vested in their accounts.

General - The Plan is a defined contribution plan covering all full time employees of First Professional Bank, N.A. (the “Company” or the “Sponsor”) who have completed one year of service consisting of at least 1,000 hours and are 21 years of age or older.  Information about the Plan is contained in the Plan document and the Summary Plan Description.  Copies are available from the Plan Administrator.

Contributions - Plan participants may contribute up to 15% of their annual compensation, as defined in the Plan agreement, subject to limits established by Internal Revenue Service regulations.  The Company, at its discretion, matches contributions up to a maximum amount of 100% of the first 3% of eligible compensation, as defined in the Plan.

Participant accounts - Each participant’s account is credited with the participant’s contribution, the Company’s contributions and an allocation of the Plan’s earnings or losses.  Allocations are based on participant earnings or account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.  Participants may direct their contributions into any or all of the investment accounts with the custodian (See Note 3).

Vesting - Participants have a non-forfeitable right to the portion of their account attributable to salary reduction contributions, after-tax employee contributions, and rollover contributions.  Vesting in the Company’s contributions and earnings thereon is based on years of continuous service.  A participant is 100% vested after five years of credited service.  The following is the participants vesting schedule for employer matching contributions:

Years of Credited Service	Vested %
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

Notwithstanding the above, if the participant reaches the age of 65, dies or terminates employment by reason of permanent disability, the employer match amounts become 100% vested without regard to years of service.

Forfeitures - Non-vested company contributions forfeited by participants upon termination are available to reduce future payments of the Company’s matching contributions or Plan administration fees.

Payment of benefits - Upon termination of service, a participant may elect to receive either a lump-sum distribution, a series of installments or direct transfer to either an Individual Retirement Account or a qualified retirement plan. Other withdrawals and loans from the Plan can be made under certain circumstances, as defined in the Plan agreement. Participants who are 100% vested and 59 ½ years of age may take an in-service withdrawal of all or a portion of the value of their vested accounts once each plan year.

Participant loans - Participants may borrow, at the discretion of the Plan’s administrator, in an amount not less than $1,000 and not to exceed the lesser of $50,000 or one-half of the participant’s vested account. Repayment schedules for loans are as agreed upon by the participant and the Plan administrator, but cannot exceed five years or extend beyond the participant’s normal retirement date.  Loans outstanding at December 31, 2003 and 2002 bear interest between  6.25 % and 11.50%.

NOTE       2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation - The accompanying financial statements have been prepared on the accrual basis of accounting, consistent with the reporting in the Form 5500.

Valuation of investments - The guaranteed interest account consists of investment contracts that are not fully benefit responsive and, accordingly, are recorded at contract value (See Note 5).

Investments in pooled/separate accounts are stated at fair value, as determined by The Principal Financial Group (“The Principal Group”), based upon the quoted market prices of the assets comprising the investment funds.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Investments in the common stock of First Community Bancorp are stated at fair market value based upon quoted market values in an active market.

Participant loans -Participant loans are valued at cost, which approximates fair market value.

Participant distributions - Benefits paid to participants are recorded when paid.

Realized and unrealized appreciation (depreciation) - Realized and unrealized appreciation (deprecation) is based on the contract and market values of the assets at the end of the Plan year compared to the contract and market values of the assets at the beginning of the Plan year, or at the time of purchase for assets purchased/exchanged during the Plan year.  In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation or decline in the fair value of investments, which consists of realized gains or losses and unrealized market value appreciation or decline of investments.

Plan expenses - Non-investment costs and most administrative expenses of the Plan are paid by the Company, which is a party-in-interest.  These expenses are not reflected in the accompanying financial statements and constitute exempt transactions under ERISA.  Investment service fees are paid by the Plan and are netted against the related investment income.  Certain administrative expenses are paid by the Plan.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

NOTE 3 - INVESTMENTS

The Plan invests in funds offered by The Principal Group, custodian of Plan assets.

Investments in excess of 5% of Net Assets Available for Benefits as of December 31 are:

	2003	2002

Guaranteed Interest Account	$165,561	$149,432

Pooled / Separate Accounts
Money Market Account	$42,149	$74,299
Bond & Mortgage Account	147,124	120,783
Large Cap Stock Index Account	266,193	237,013
Stock Emphasis Balanced Account	129,465	151,321
Medium Company Blend Account	159,655	130,420
Small Company Blend Account	145,541	96,914
First Community Bancorp Common Stock	$384,786	$311,856
Participant loans	$40,898	$45,995

Net changes in fair value of investments consist of the following net appreciation (decline):

	2003	2002

Pooled / Separate Accounts	$193,537	$(32,742)
Guaranteed Interest Account	(906)	4,495
Common Stock	37,935	4,895
	$230,566	$(23,352)

NOTE 4 - TAX-EXEMPT STATUS

The Plan obtained its latest determination letter on November 6, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Company believes that although the Plan has been amended since the issuance of the determination letter, the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and therefore continues to be exempt from Federal income taxes.

NOTE 5 - GROUP ANNUITY CONTRACT WITH INSURANCE COMPANY

The Plan maintains a group annuity contract with Principal Life Insurance Company. The contract maintains the contributions in the insurance company’s general account. The accounts are credited with actual earnings on the underlying investments and charged for plan withdrawals and administrative expenses.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

Parties in interest by definition include a plan sponsor or employer, fiduciaries (including those who provide investment advice or who discretionary control over Plan assets), and those who provide services to the Plan.  The Plan Sponsor pays to parties in interest, at its expense, various plan administrative, trustee, legal and accounting fees.

The Principal Group is the trustee of Plan assets and manages several funds in which the Plan invests.

Plan participants may elect to invest in the common stock of First Community Bancorp, the parent company of the Sponsor.

FIRST PROFESSIONAL BANK 401(k) PLAN

EIN 95-3701137

PLAN NO. 002

SCHEDULE H - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2003

	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, and par or maturity value	Fair Value
*	Principal Life Insurance Company	Insurance Company General
		Guaranteed Interest Account	$165,561
*	Principal Life Insurance Company	Pooled Separate Accounts
		Money Market Account	$42,149
		Bond & Mortgage Account	147,124
		Government Securities Account	30,702
		American Century Income and Growth Account	13,486
		Large Cap Stock Index Account	266,193
		Stock Emphasis Balanced Account	129,465
		Medium Company Blend Account	159,655
		Mid Cap Stock Account	25,703
		Small Company Blend Account	145,541
		Small Cap Stock Index Account	11,643
		Putnam Investors Account	19,836
		International Stock Account	61,846
			$1,053,343

*	First Community Bancorp	10,647 shares of common stock	$384,786
*	Participant loans	Interest rates range from 6.25% to 11.5%	$40,898

Note:
*	Party-in-interest.
Cost information is not included in the above as all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST PROFESSIONAL BANK 401(k) PLAN

Date: July 1, 2004	/s/ Jared M. Wolff

Jared M. Wolff
Executive Vice President, General Counsel and Secretary
First Community Bancorp

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Moss Adams LLP, Independent Auditors, dated June 30, 2004.